Exhibit (a)(5)(viii)

Employee Letter to Home

October 19, 2005

Dear XXXX and Family Members:

        We know that change can bring with it questions about the future. Recognizing the importance of family support for our valued employees, this information is part of our plan to communicate openly and regularly with you. We want you to feel confident and enthusiastic about ANS's future, which is brighter than ever!

        As you know, ANS has accepted an offer to be acquired and operate as an independent division of St. Jude Medical, Inc. We'll maintain our corporate headquarters in Plano and expect no significant changes to other facilities and operations. St. Jude Medical is not looking for opportunities to consolidate and save money, but rather will provide new resources to help us expand and maximize our potential. For employees, this offers positive new challenges and expanded career opportunities.

        This merger of two strong, successful companies allows each organization to capitalize on the other's strengths and bring life-changing technologies to even more patients around the world. While our mission remains the same -improve the quality of life for people - we can now accomplish this mission better and faster!

        On behalf of the entire ANS leadership team, I want to thank you and your family for your support in helping ANS arrive at this incredibly important and exciting milestone in our journey.

Sincerely,

/s/  CHRIS CHAVEZ

Chris Chavez
President and Chief Executive Officer

Enclosed:
St. Jude Medical Annual Report
Fact Sheet on St. Jude Medical Acquisition of ANS
News Release
 Employee Q&A

Forward-Looking Statements

        Any statements made regarding the proposed transaction between St. Jude Medical, Inc. and Advanced Neuromodulation Systems, Inc., the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future product launches, revenues, earnings, expected repayment of debt, market shares, market growth, market segment growth, new indications, and any other statements regarding St. Jude Medical's or ANS's future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties, such as those described under or incorporated by reference in Item 8.01 of St. Jude Medical's Current Report on Form 8-K filed on October 17, 2005, in Item 8.01 of ANS's Current Report on Form 8-K filed on October 17, 2005, and in the Outlook and Uncertainties section in ANS's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (see page 25) and ANS's Annual Report on Form 10-K for the year ended December 31, 2004 (see page 26). Actual results may differ materially from anticipated results.

Additional Information

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ANS. St. Jude Medical will be filing a tender offer statement with the Securities and Exchange Commission (SEC) and ANS will be filing a solicitation/recommendation statement with respect to the offer. ANS shareholders are advised to read the tender offer statement regarding the acquisition of ANS referenced in this news release, and the related solicitation/recommendation statement, when those statements are made available to them. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect the offer. These documents will be made available to all shareholders of ANS at no expense to them. These documents will also be available at no charge on the SEC's web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from ANS in writing at 6901 Preston Road, Plano, Texas 75024, or by phone at (972) 309-8000.